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          Ropes & Gray LLP

[ROPES & GRAY LOGO]

          ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050
          BOSTON   NEW YORK   PALO ALTO   SAN FRANCISCO   WASHINGTON, DC   www.ropesgray.com
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September 19, 2005




Nations California Municipal Bond Fund
Nations Funds Trust
One Bank of America Plaza, 33rd Floor
Charlotte, North Carolina 28255-0001

Columbia California Tax-Exempt Fund
Columbia Funds Trust V
One Financial Center
Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

         We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2005 between Nations Funds Trust, a Delaware statutory trust (the "Target Trust"), on behalf of Nations California Municipal Bond Fund ("Target Fund") and Columbia Funds Trust V, a Massachusetts business trust (the "Acquiring Trust"), on behalf of Columbia California Tax-Exempt Fund ("Acquiring Fund"). The Agreement describes a transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

         Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value, plus any applicable sales charge, at each shareholder's option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").


         Acquiring Fund is a series of the Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at


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net asset value, plus any applicable sales charge, at each shareholder's option.
Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

         For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated July 1, 2005 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

         The facts you have represented as to in paragraph 5 of the letter from Acquiring Fund and paragraph 6 of the letter from Target Fund, each dated as of the date hereof, support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks as high a level of current interest income free of federal income tax and California state individual income tax as is consistent with prudent investment management and preservation of capital, generally by investing at least 80% of its assets in securities that pay interest exempt from federal income tax and California individual income tax.

         Various factors demonstrate the similarity between Target Fund's historic investments and Acquiring Fund's historic investments. Target and Acquiring Fund share similar investment objectives: the achievement of as high a level of current interest income free from federal income tax and California state individual income tax as is consistent with prudent investment management and preservation of capital, and the achievement of as high a level of after-tax total return as is consistent with prudent risk, respectively. Moreover, the funds seek to achieve their objectives by employing the same investment policy: under normal circumstances, both funds invest at least 80% of their assets in securities that pay interest exempt from federal and California income taxes. However, whereas the Acquiring Fund seeks to avoid bonds the interest on which is potentially subject to the federal alternative minimum tax bonds with respect to 80% of its assets, the Target Fund's investment strategy contains no such restriction. As of December 31, 2004 (the "comparison date"), a randomly selected date that reflects the funds' portfolios without reference to the Transaction, Target and Acquiring Funds invested 98.5% and 100%, respectively, of their net assets in bonds. Neither fund invested in stocks.

         As of the comparison date, the average effective duration of Target Fund was 5.37 years whereas the average effective duration of Acquiring Fund was
8.39 years, a difference of 56.24%.(1) Consistently, Morningstar categorized Target Fund as a Municipal California Intermediate/Short bond fund(2) and Acquiring Fund as a Municipal California Long bond fund(3)

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         (1) Portfolio and Audit Review ("PAR") Report. Except where otherwise noted, all data is obtained from Morningstar.

         (2) For municipal bond funds, the intermediate category describes funds with an average duration of more than 4.5 years but less than 7 years or an average maturity of more than 5 years but less than 12 years. The short category describes funds with an average duration of less than 4.5 years or an average maturity of less than 5 years.

         (3) For municipal bond funds, the long category describes funds with a duration of more than 7 years or an average maturity of more than 12 years.


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and placed the funds in different Style Boxes: High-Intermediate for Target Fund and High-Long for Acquiring Fund.(4) Target and Acquiring Funds have performed only somewhat similarly. Although the funds are measured against the same best-fit benchmark, the Lehman Brothers Municipal Bond California Index,(5) their betas(6) in relation to that index (1.00 for Target Fund and 1.42 for Acquiring Fund, as of the comparison date), as well as to the Lehman Brothers Municipal Bond Index(7) (1.06 and 1.51 for Target and Acquiring Funds, respectively) varied considerably. The funds show some historic similarity in terms of yield. Specifically, as of the comparison date, the funds' 30-day SEC yields(8) were very similar (3.08% for Target Fund and 3.31% for Acquiring Fund(9)), as were their 12-month yields(10) (4.14% for Target Fund and 3.98% for Acquiring Fund(11)). Furthermore, the funds have performed similarly over the past five- and three-year periods. Over the past five years, Class A of the Target returned 6.63% and Class A of the Acquiring Fund returned 7.52%, a difference of 13.4%. Over the past three years, the return on Class A of the Target (5.47%) differed only 9.0% from the return on Class A of the Acquiring Fund (5.96%).


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         (4) As defined by Morningstar, a municipal bond fund has a
"High-Intermediate" investment style if it has an average credit quality of AAA or AA and an average effective duration greater than or equal to 4.5 years but less than or equal to seven years. A "High-Long" investment style for a municipal bond fund corresponds to the same average credit quality (AAA or AA) but an average effective duration greater than seven years. See below for a discussion of the average credit quality of each fund.

         (5) The Lehman Brothers California Municipal Bond Index is a benchmark index that includes investment-grade, tax-exempt, and fixed rate bonds issued in California. All securities have long-term maturities (greater than two-years) and are selected from issues larger than $50 million.

         (6) Beta is the statistical measure of the degree of variance between a security or fund and a specifically defined market, in this case, for both funds, the Lehman Brothers Municipal Bond Index.

         (7) The Lehman Brothers Municipal Bond Index is a benchmark index that includes investment-grade, tax-exempt, and fixed-rate bonds with long-term maturities (greater than two years) selected from issues larger than $50 million.

         (8) A bond fund's 30-day SEC yield is calculated by dividing the net investment income (less expense) per share over a 30-day period by the current maximum offering price. The formula is designated by the Securities and Exchange Commission (SEC).

         (9) PAR Report.

         (10) Yield, expressed as a percentage, represents a fund's income return on capital investment for the past 12 months. This figure refers only to interest distributions from fixed-income securities, dividends from stocks, and realized gains from currency transactions. Monies generated from the sale of securities or from options and futures transactions are considered capital gains, not income. Return of capital is also not considered income. Morningstar computes yield by dividing the sum of the fund's income distributions for the past 12 months by the previous month's net asset value (adjusted upward for any capital gains distributed over the same time period).

         (11) PAR Report.



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         The funds' average maturity may, to a lesser degree, be used to gauge the amount of interest-rate risk in fund's portfolio. As of the comparison date, the average maturities of Target and Acquiring Funds were 16.59 and 13.86 years, respectively, a difference of only 16.46%. Although based average duration, the Target Fund was categorized by Morningstar as intermediate term municipal bond fund whereas the Acquiring Fund was categorized as long term municipal bond fund, based on average maturity, both funds fall into the long-term category.(12)

         Consistent with the funds' shared goals and strategies, an analysis of the funds' portfolios indicates that the funds hold securities with similar characteristics. As of the comparison date, the average coupons of the funds' portfolios were very close at 4.73% for Target Fund and 5.18% for Acquiring Fund.(13)

         The funds' portfolios are similar in terms of credit quality. As of the comparison date, both funds had an average credit quality of AA.(14) The funds' individual investments overlapped in terms of credit quality by a total of 76.73%. Specifically, there was an overlap of 56.28% in AAA rated investments, 0.5% in AA rated investments, 6.5% in A rated investments, 10.6% in BBB rated investments, and 2.65% in unrated investments.(15) At least 96% of each funds' portfolio was invested in bonds rated BBB or above.(16)

         The specific characteristics described above (the relative figures and percentages in terms of asset allocation, yield, duration, maturity, risk profile and yield) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies. Rather, they reflect the fact that the Funds' similar investment strategies have led them to react similarly (by choosing similar portfolios) to the market conditions in place up until the comparison date.

         Given the similarity of the funds, on the date of the Transaction, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund. Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the transaction. After the Transaction, Acquiring Fund will invest all assets


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         (12) According to Morningstar, municipal bond funds with average maturities in excess of 10 years are categorized as long term. Both Target and Acquiring Funds have average maturities in excess of 10 years.

         (13) PAR Report.

         (14) PAR Report.

         (15) PAR Report.

         (16) Disregarding unrated bonds, at least 98% of each funds' portfolio is invested in BBB rated bonds or higher.



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acquired from Target Fund in a manner consistent with the funds' shared investment strategies, as described above and reflected by the aforementioned portfolio data.

         Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that generally for U.S. federal income tax purposes:

         (i) The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

         (ii) Under section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

         (iii) Under section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

         (iv) Under section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

         (v) Under section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

         (vi) Under section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

         (vii) Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

         (viii) Under section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and


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         (ix)     Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

         Notwithstanding the foregoing, the Code requires that certain contracts or securities (including, in particular, futures contracts, certain foreign currency contracts, "non-equity" options and investments in "passive foreign investment companies") be marked to market (treated as sold for their fair market value) at the end of a taxable year (or upon their termination or transfer), and Target Fund's taxable year will end as a result of the Reorganization.

         In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service ("IRS"). In that ruling, the IRS held that the so-called "continuity of business enterprise" requirement necessary to tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS's conclusion in this ruling is questionable, and that, even if the IRS's conclusion is correct, the facts of this Transaction are distinguishable from those in the published ruling.

         We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is a California municipal bond fund that seeks as high a level of current interest income free of federal income tax and California state individual income tax as is consistent with prudent investment management and preservation of capital, generally by investing at least 80% of its assets in securities that pay interest exempt from federal income tax and California individual income tax. Notwithstanding that Target and Acquiring Funds differ with respect to average duration (5.4 years versus 9.7 years, respectively) and correlation to the Lehman Brothers Municipal Bond Index (with betas of 1.00 versus 1.42, respectively), the funds' portfolio holdings are identical with respect to average credit quality (AA) and substantially similar with respect to 30-day and 12 month yields (3.08% versus 3.31%, and 4.14% versus 3.98%, respectively) and average maturity (16.4 years versus 14.8 years, respectively). After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. Revenue Ruling 87-76 is the only published ruling dealing specifically with the application of the "continuity of business enterprise" requirement to a reorganization involving investment companies. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law would concur with the opinion set forth above.



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         Our opinion is based on the Internal Revenue Code of 1986, as amended,
Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.


                                                      Very truly yours,


                                                      /s/ Ropes & Gray LLP
                                                      Ropes & Gray LLP


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